United States
Securities and Exchange Commission
Ms. Babette Cooper, Staff Accountant
Mail Stop 4720
Division of Corporate Finance
Washington, D.C. 20549·0306

February 26, 2010

Re: Liberty Capital Asset Management, Inc.
SEC Correspondence dated February 2, 2010
Form 10-K FYE 3/31/09 – Comment Letter
File No. 333-144973

Dear Ms. Cooper:

We are responding to the staff’s comment letter dated February 2, 2010 regarding the above-reference filings.  On January 21, 2010, the Company changed its primary business by shareholder vote.  We have attempted to respond to this inquiry in hopes of clarifying the matters at hand. Given the responses by the Company, should the Commission deem necessary, the Company will comply and amend the filings in question. The Company fully intends to further clarify the selected comments made by the Commission in its next filing, Form 10-K for the year ended March 31, 2010.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and further understands that the staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Form 10-K as of March 31, 2009
Financial Statements - Page 16
Note 3 -Mortgage Loans Held for Investment - Page 23

1.           Please tell us and revise future filings to provide your accounting policy for determining the carrying value of your mortgage loans held for investment. Please incorporate the following in your response:

•           Explain how the recovery rates factor into determining the carrying value of the loans;
•           Explain in detail how you determine the recovery rates;
•           Provide us with the computations you used to determine the 28.4% recovery rate;
•
Explain to us why you used the same recovery rate as of March 31, 2009, June 30, 2009 and September 30,2009, considering the impact of the "Federal Regulation and Bail-out Effects" you describe in detail in your Forms; and

•           Provide us with examples, as necessary.

Response

The Company acquired the loan pool data from the Seller and used such data in determining the value as it correlates with the different types of loan at time of loan pool purchase.

Original Loan Pool Breakout
				Seller		Purchaser
		Acquisitions		South Lake	%	LCPM
Loans Status	Units	Principal	Market Value	Liquidation Value	of Total	Acquisition Value

Bankruptcy/Foreclosure	175	5,105,490	9,893,936	2,589,018	30.7%	1,539,374
Performing	624	18,354,346	26,891,005	5,846,345	69.3%	3,476,111
Non Performing	3,667	85,028,754	663,533,449	-		-
	4,466	$108,488,590	$700,318,390	$8,435,363		$5,015,485

In order to value the remaining loans in the pool, the company used its cumulative historical recovery rate, as described further below. This calculation values the portfolio as to what revenue can be generated as a percentage to the balanced owed on the loans.  The Company purchased the pool for a cost of $5,015,485, 27.8% of the acquisition principal of the bankruptcy, foreclosure and performing loans.

The anticipated recovery of each loan varies as it relates to its individual composition.  Within the confines of the data available the Company determined in order to value its remaining portfolio of loans that it would take its historical recovery rate, cumulatively as of March 31, 2009.  In order to calculate the recovery rate the Company used the unpaid principal balance owed at time of the loan purchase or Acquired Principal Value, “APV” as a percentage to the asset sale price.  Extrapolating several samples from the available data of the sales of bankruptcy, foreclosure and performing loans, resulted in a 27.6% recovery rate, which was the lowest of the sampling values. The specified data for the entire population of loan pool sales was not available at the time of filing; therefore an extrapolation was used instead.

The 28.4% rate referred in Footnote 3, Mortgage Loans Held for Investment was used previously by the Company as a guideline, of which the detail as to its origination is not available at this time.  Valuing the remaining bankruptcy, foreclosure and performing loans at the 28.4% recovery rate resulted in an estimated $4,634,399 recovery.  In order to take the lower of its sampling results, the Company reduced the rate to $4,494,598 to correlate with the numbers achieved in the sampling of 27.6%, a difference of $139,801.

The Company is confident its valuing methods were the lowest of possible costs given the range of the varying income generated to its loan pool and the data available to its valuation.

For the period ending September 30, 2009, the Company reduced its recovery rate from 27.6% to 25% resulting in the write down of its investment of $1.2 million to $3,262,868.

2.	(a)
As a related matter, we note on page 23 that your 557 remaining performing loans had an estimated historical recovery of $4,634,387 but the recorded balance was $4,494,598 as of March 31, 2009, “due to a reserve allowance."  We note the write-down of $246,180 in the statement of operations as of March 31, 2009; however, we did not note any reserve allowance in the statement of operations as of March 31, 2009. Please provide us with some clarity on this matter.

2.	(b)
Also, we note that the difference between $4,634,387 the estimated historical recovery and $4,494,598, the carrying value of the loans, as of March 31, 2009, is $139,789. Please reconcile $139,789 to the write-down of $246,180. Lastly, please provide us with a similar reconciliation as of September 30, 2009. It may be useful to provide us with rollbacks of your allowance for loan loss.

Response

The “reserve allowance” was the election of the Company to value the remaining pool from the 28.4% recovery rate to 27.6%, a reduction of $139,801.  The $246,180 write down is the result of the balance of the bankruptcy, foreclosure and performing loans using 27.6%, for the period then ended.  The investment balance at September 30, 2009, is reflective of the loans remaining at period end and there estimated value of future recovery, lower of cost, from their unpaid principal balance.  These loans are performing and income is realized from the receipts generated from borrower payments.  Given the limitation of the records associated with each loan a more comprehensive analysis cannot be achieved at this time.

3.           Please tell us how you computed the $402,000 reserve for loan losses as of March 31, 2008 and please tell us why you have not recorded any reserve for loan losses since March 31, 2008. Please provide us with your policy for determining your reserve for loan losses and revise future filings to include such policy.

Response

The $402,000 reserve was for loan costs incurred at time of acquisition, which was estimated.  The Company fully expensed such costs and no further allowance was necessary.

4.
Please tell us how you computed the write-down of investment of $246,180 and $1,231,730, as of March 31, 2009 and September 30, 2009, respectively. Please provide us with your accounting policy for determining how you compute your write-down of loans held for investment and revise future filings to include such policy.

Response

The write downs were the result of valuing the remaining loans in the portfolio of bankruptcy, foreclosure and performing loans using the methods as described in 1 and 2, above.

5.           As a related matter, we did not note any of the disclosures required by SFAS 157. Please provide us with the required disclosures as of March 31, 2009 and as of the most recent period presented. Also, please revise future filings to include this disclosure.

Response

The Company will include the proper disclosure in its next filing, which is Form 10-K for the period ended March 31, 2010.

6.           We further note that although you designate these Loans as Held for Investment, your description of business in Note 1 on page 20 and disclosures in Note 3 appear to indicate that these loans are primarily held for sale. Please tells us and revise future filings to clarify the following:

•           How you determined these loans are held for investment as opposed to held for sale; and
•
In the event you determine these loans should remain as held for investment, given your disclosure on page that you acquired these non performing sub-prime loans for a total consideration of $5.02 million, please tell us how you considered the guidance in ASC 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality" in accounting for these loans.

Response

Given the declining economic conditions in the real estate market, coupled with the federal policies which retard recovery of collateral via foreclosure, and the rising costs necessary to pursue such recovery, the company has changed its policies to hold it’s investment until such time as the market restores value and relaxes regulation.

The non performing sub prime portion of the portfolio is not valued in the $5.02 million investment.  The valuation of the original investment is disclosed in the table to Question #1, above.

7.           We note your disclosure that you sold 1,292 loans in the years ended March 31, 2009 and 2008, for approximately $4.9 million. We further note in your Form 10Q for the quarter ended September 30, 2009, that through the six months then ended you sold an additional 118 loans for $266,981. Considering your revenue recognition policy in Note 2 on page 21. Please tell us and revise future filings to clarify the following:

•           How you determine when a loan is sold and whether these sales are made with or without recourse;

Response

Loans are considered for sale on the basis that after consideration of all costs, time to liquidate, and monies needed to be invested in the individual properties (repairs etc…), a return to the company of a minimum of 20% ROI must be met. If the ROI for liquidation falls below that threshold, then the property is deemed to be held for investment until such threshold can be met.

Separately provide the revenue related to sales of non performing loans from those of performing loans;

•              The nature of consideration received in these loan sales;

Response

Revenue generated from the sale of non performing loans for the cumulative period ended March 31, 2009 was $717,502.  Revenue from sale of bankruptcy, foreclosure and performing loans for the same period was $3,552,548.  Revenue generated from borrower payments for the same period was $554,684.  Total revenue for the period ended March 31, 2009 was $4,907,752.

•           Whether you derived any interest income from loans in the periods presented; and

•           Whether you derived any servicing income from loans in the periods presented.

Response

No service income or interest income is derived from these loans as we are not a third party servicer.

8.           We further note your disclosure in the first paragraph under Note 3 on page 23 that with respect to the acquired portfolio of loans you intend to "work with a borrower to conform the loan into performing status". Please tell us and revise future filings to disclose the following:

•           How you work with the borrower to conform the loan into performing status;
•           When you determine the loan to be in a performing status; and
•
How you determine the allowance for loan losses related to loans in a performing status, and compare and contrast it with your process for determining allowance for loan losses related to your non-performing loans.

Response

Borrowers are contacted by telephone by one of the company’s agents. An interview is conducted and the agent and the borrower determine a monthly payment which the borrower can meet and the agent will accept. The payment schedule is then adjusted and in some cases the loan amount reduced to match the new payment. In other cases, the loan amount remains constant and the interest rate is adjusted. The purpose is to keep the borrower in the house and making payments and for both parties to avoid foreclosure.

The loan is considered to be in performing status again after a demonstrated 12 month satisfactory pay history.

Non performing loans are valued at $0, and no allowance is needed.  Loans in performing status remaining in the portfolio are not considered as a loan loss unless they are no longer performing.

Note 8 -Equity. Page 26
Warrants. Page 25

9.           We note you issued 2,853,171 warrants for a loan pool purchase and you issued 2,000,000 warrants for services during the twelve month period ending March 31, 2009. You also state you used Black-Scholes pricing model to determine the fair value and no value was associated with these warrants and thus no expense was recorded in the statement of operations. Please provide us with the following information:

•           The exact date you issued the warrants;
•           The expected life of the warrants;
•           Your stock price at the date the warrants were issued;
•	Your calculations that resulted in recording no value for the warrants issued during the twelve months ending March 31, 2009.

Response

The grant date for the warrants is November 1, 2008 with an expected life of five years.  On December 1, 2009, the Company cancelled all of the outstanding warrants.  The stock price at the date the warrants were issued was $0.0001.  The table below reflects the computation:

	Employee	Warrants	Total

Date of grant	11/1/2008	11/1/2008
Number of shares associated with option	2,000,000	2,853,175	4,853,175
Stock price at grant date	0.0001	0.0001
Exercise price of option	$0.50	$1.50
FMV of options	$61	$148	$209

Please contact the undersigned with any further comments or questions.

Respectfully yours,

/s/  Theresa Carlise
Theresa Carlise
Chief Financial Officer